

Marco Hansell · 3rd in

CRO at Rad Intelligence

Los Angeles, California · 500+ connections · **Contact info**

 **Rad Intelligencer for Influencers | Podcas**

 **Babson College**

Experience



Co Host

Rad Intelligencer for Influencers | Podcast · Full-time

May 2020 – Present · 1 mo

The Rad Intelligence for Influencers podcast is a weekly series for insiders that drive real influence and innovation.



CRO

Rad Intelligence

Aug 2019 – Present · 10 mos

Los Angeles, California

Rad Intelligence is a brand-safe DSP for publishers and micro ambassadors. We are the only performance marketplace for ad tech buyers to syndicate their best content across display and influencer audience feeds.



Founder/CEO

Speakr

Sep 2014 – Apr 2019 · 4 yrs 8 mos

Speakr is the first SaaS platform enabling large brands, agencies, and influencer companies to create their own Influencer Business. Our technology powers many of the worlds largest agencies, publishers, and brands influencer businesses across multiple platforms.



Key Advisor

Rad Intelligence

Nov 2017 – Nov 2018 · 1 yr 1 mo

Los Angeles

Rad Intelligence enables brands to simplify and create new revenue streams on one comprehensive platform.



CEO

twtMob

Jan 2010 – Sep 2014 · 4 yrs 9 mos

Hollywood, CA

One of the Founding companies of the Influencer Marketing space twtMob specialized in managing Influencer Campaigns primarily on Twitter for more than 75 of the worlds Fortune 500 brands. Launching award winning campaigns for brands like Samsung, Microsoft, Coca Cola and more, twtMob quickly became the go-to launchpad for the influencer worl ...see mor

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Education



Babson College

2002 – 2005



